Designated Filer:	Basswood Partners, L.L.C.
Issuer & Ticker Symbol:	Regional Management Corp. [RM]
Date of Event Requiring Statement:	May 24, 2019

Explanation of Responses:
1.
This Form 4 is filed on behalf of Basswood Partners, L.L.C (the “Reporting Person”). Basswood Partners, L.L.C. is the general partner of BFF, BOP and BLOF (as defined below), and may be deemed to have a pecuniary interest in the Common Stock held directly by BFF, BOP and BLOF.

Jonathan D. Brown, a senior analyst at Basswood Capital Management, L.L.C., serves on the board of directors of the Issuer as a representative of the Reporting Person.  As a result, the Reporting Person is a “director-by-deputization” solely for purposes of Section 16 of the Exchange Act.  The Reporting Person disclaims beneficial ownership of all shares of Common Stock that are beneficially owned by Jonathan D. Brown.
2.	Common Stock held directly by Basswood Financial Long Only Fund, LP (“BLOF”).
3.	Common Stock held directly by Basswood Financial Fund, LP (“BFF”).
4.	Common Stock held directly by Basswood Opportunity Partners, LP (“BOP”).
5.	Represents an internal cross-trade of Common Stock among certain of the Funds or Managed Accounts.
Due to the limitations on the number of reporting persons allowed on Form 4, BFF, BOP, BLOF and certain other affiliates of the Reporting Person, which may be deemed to have  pecuniary interests in the shares of Common Stock reported herein by the Reporting Person, are reporting their beneficial ownership on a separate Form 4.

Remarks:
Date: May 28, 2019